Exhibit 6.7

INVESTOR RIGHTS AGREEMENT

MODERN MINING TECHNOLOGY CORP.

and

JEET BASI

(as representative of the holders of Warrants)

July 13, 2022

INVESTOR RIGHTS AGREEMENT

This Investor Rights Agreement (this “Agreement”) is made the 13th day of July, 2022.

BETWEEN:

MODERN MINING TECHNOLOGY CORP.

(the “Company”)

- and -

JEET BASI

(the “Warrantholder Representative”)

WHEREAS Urban Mining International Inc. (“Urban Mining”), the Company’s wholly-owned subsidiary, and certain investors (the “Investors”) entered into subscription agreements whereby such investors purchased an aggregate of 49,500,000 warrants (the “Urban Mining Warrants”) to acquire common shares of Urban Mining;

AND WHEREAS on August 31, 2021, the Company acquired all the issued and outstanding shares of Urban Mining pursuant to a Merger Agreement and Plan of Reorganization dated August 18, 2021 (the “Merger Agreement”) among the Company, Urban Mining and Urban Mining Merger Sub, Inc.,

AND WHEREAS pursuant to the terms of the Merger Agreement, the Company issued common share purchase warrants (the “Warrants”) in exchange for the Urban Mining Warrants resulting in an issuance of an aggregate of 16,500,000 Warrants, on the same terms and conditions of the Urban Mining Warrants;

AND WHEREAS the Company has agreed to grant the Investors certain additional rights as set out herein;

AND WHEREAS the Investors have agreed that Jeet Basi shall act as a representative of the Investors;

THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Act” means the Business Corporations Act (British Columbia);

“Affiliate” has the meaning ascribed to such term in the Act, as in effect on the date of this Agreement;

“Board” means the board of directors of the Company;

“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in the Province of British Columbia; and (ii) a day on which banks are generally closed in the Province of British Columbia;

“Common Shares” means the common shares in the capital of the Company issued and outstanding from time to time and includes any common shares that may be issued hereafter;

“Exchange” means the New York Stock Exchange, the NYSE American or the National Association of Securities Dealers Automated Quotations, Toronto Stock Exchange, TSX Venture Exchange, or such other stock exchange in Canada or the United States where the Common Shares may be listed from time to time;

“Parties” means the parties to this Agreement and “Party” means one of them; and

“Warrants” has the meaning set out in the recitals hereto.

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(g)	any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(h)	all dollar amounts refer to Canadian dollars;

(i)	all references to a percentage ownership of shares shall be calculated on a non-diluted basis, unless otherwise indicated;

(j)	any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3	Entire Agreement

This Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the aforesaid agreements.

1.4	Time of Essence

Time shall be of the essence of this Agreement.

1.5	Governing Law and Submission to Jurisdiction

This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

Each of the Parties irrevocably and unconditionally (i) submits to the exclusive jurisdiction of the courts of the Province of British Columbia in the City of Vancouver over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.6	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Article 2
VOTING RIGHT

2.1	Grant of Voting Right

The Company agrees that each Investor (directly or through an Affiliate) shall be entitled to receive notice of and to attend any meeting of the shareholders of the Company and to vote, as a separate class, on any matter at any meetings of shareholders of the Company. Each Warrant entitles the holder thereof to one vote per Warrant.

Article 3
MISCELLANEOUS

3.1	Nomination of Director(s)

The Warrantholder Representative shall be entitled to nominate three (3) directors to the Board, provided that each director nominee shall be a Canadian resident and shall meet the requirements of applicable corporate, securities and other laws, including the rules of the Exchange, if applicable. If permitted by applicable law and, if applicable, Exchange rules, the Company shall appoint such director(s) to the Board. In respect of any meeting of shareholders at which directors are to be elected, the Company shall take all actions necessary and advisable to ensure that (i) proxies are solicited by or on behalf of the Company in favour of the election of the director nominees nominated in accordance with this Section 3.1 and (ii) every such nominee is endorsed and recommended in the applicable management information circular and other proxy solicitation materials provided by or on behalf of the Company to shareholders. The Company shall take all other commercially reasonable actions necessary to permit the election or appointment to the Board of such nominees. The Company shall notify the Representative when such thresholds are achieved, and at least 20 Business Days prior to the dissemination of materials for an annual meeting of shareholders, to allow the Representative to identify its nominees (which the Representative shall provide to the Company at least five (5) Business Days prior to the dissemination of such materials).

3.2	Termination

This Agreement shall terminate on the earlier of (i) the date that Investors and its Affiliates does not own, directly or indirectly, any Warrants and (ii) the expiry date of the Warrants.

3.3	Notices

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)	in the case of the Representative:

[●]

Email: [●]

(ii)	in the case of the Company:

Modern Mining Technology Corp.
1500-1055 West Georgia Street

Vancouver, British Columbia

V6E 4N7

Attention: [●]
Email: [●]

With a copy to:

McMillan LLP

1500-1055 West Georgia Street

Vancouver, British Columbia Attention:

Desmond Balakrishnan

Email:	desmond.balakrishnan@mcmillan.ca

(b)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. local time at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)	Any Party may at any time change its address for service from time to time by giving notice to the other Party in accordance with this Section 3.3.

3.4	Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by such Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

3.5	Assignment

No Party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other Parties, such consent to be in their sole discretion. Notwithstanding the forgoing, the Parties agree that Investor may assign this Agreement to an Affiliate provided that Investor agrees to remain bound by the terms of this Agreement.

3.6	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the Parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

3.7	Expenses

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated herein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

3.8	Further Assurances

Each of the Parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

3.9	Right to Injunctive Relief

The Parties agree that any breach of the terms of this Agreement by any of the Parties may result in immediate and irreparable injury and damage to the other Parties which may not be adequately compensated by damages. The Parties therefore also agree that in the event of any such breach or any anticipated or threatened breach by the defaulting Party, the other Parties shall be entitled to seek equitable relief, including by way of temporary or permanent injunction or specific performance, in addition to any other remedies (including damages) to which such other Parties may be entitled at law or in equity.

3.10	Counterparts

This Agreement may be executed and delivered in any number of counterparts, by facsimile copy, by electronic or digital signature or by other written acknowledgement of consent and agreement to be legally bound by its terms. Each counterpart when executed and delivered will be considered an original but all counterparts taken together constitute one and the same instrument.

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IN WITNESS WHEREOF this Agreement has been executed by the Parties on the date first above written.

MODERN MINING TECHNOLOGY CORP.

By:	/s/ Jeet Basi
	Name:	Jeet Basi
	Title:	Chief Executive Officer

/s/ Jeet Basi
Jeet Basi

INVESTOR RIGHTS AGREEMENT